UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53354

iHeartMedia, Inc.

(Exact name of registrant as specified in its charter)

20880 Stone Oak Parkway

San Antonio, Texas 78258

Telephone: (210) 736-9700

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On May 1, 2019 (the “Effective Date”), the Company emerged from bankruptcy, pursuant to that certain Modified Fifth Amended Joint Chapter 11 Plan of Reorganization (the “Plan of Reorganization”) of iHeartMedia, Inc. and Its Debtor Affiliates pursuant to Chapter 11 of the United States Bankruptcy Code. As of the Effective Date, pursuant to the Plan of Reorganization, the Company’s Class A common stock, par value $0.001 per share (the “Old Class A Common Stock”), outstanding prior to effectiveness of the Plan of Reorganization was deemed cancelled.

In connection with the effectiveness of the Plan of Reorganization: (1) all previously issued and outstanding shares of Old Class A Common Stock were canceled and extinguished and (2) the Company issued shares of Class A common stock, par value $0.001 per share (“New Class A Common Stock”) and new shares of Class B common stock, par value $0.001 per share in accordance with the Plan. As of that time, pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended, the New Class A Common Stock was automatically deemed registered under Section 12(g) of the Exchange Act. The Company remains subject to the informational requirements of the Exchange Act, and the rules and regulations promulgated thereunder, and in accordance therewith will continue to file reports and other information with the Securities and Exchange Commission.

This Form 15 is being filed for the purpose of terminating the registration of the Old Class A Common Stock under Section 12(g).

Pursuant to the requirements of the Securities Exchange Act of 1934, iHeartMedia, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 3, 2019	By:	/s/ Richard J. Bressler
Richard J. Bressler President and Chief Financial Officer